RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

February 27, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated January 18, 2024

Ladies and Gentlemen:

This letter responds to the comments made to RocketFuel Blockchain, Inc. (“we” or the “Company”) in your letter of January 18. 2024 regarding the Company’s Annual Report on Form 10-K filed with the Commission on August 21, 2023 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 16, 2023 (the “10-Q”). The numbered paragraphs below correspond to the numbered comments in your letter.

1. In future filings we will remove all references to potential token-based financings. For example, in the Risk Factor on page 9 of the 10-K entitled “We have limited capital resources, and we will need to raise additional capital through additional funding raises. Such funding, if obtained, could result in substantial dilution,” we will remove the reference to token-based financings. As we are not pursuing the RPay token offering, we have removed all references to it from our website.

2. We have removed all references to the RPay tokens from our website. We have not issued any such tokens. We are not taking any actions to develop, design, program or mint tokens, and it is doubtful that we ever would. In future filings, we will disclose the factors we will consider when determining whether to begin a token program and address the risks related to a token program. Our loyalty program is currently under development and, due to priorities set by ACI, we have not begun the design of the features of the program. It will ultimately be modeled on a points program similar to those used by airlines and other retail companies, where shoppers will earn points that can be redeemed for purchases on any site that has integrated the RocketFuel payment system. A copy of our Interface Development Agreement with ACI is attached.

3. The requested disclosure is as follows:

On September 30, 2022 we entered into an Interface Development Agreement with ACI Worldwide Corp. (“ACI”) pursuant to which we agreed to develop a white-label loyalty program for ACI for a fee of $60,000. The agreement is subject to termination by either party upon 30 days’ notice of a breach of the agreement, during which time the breaching party has the right to cure the breach. The scope of the deliverables under the agreement are the delivery of a mobile application for the loyalty program, a dashboard to configure, post and track offers, and APIs for feeding shopper data to the loyalty platform and for creating or adding discounts to the platform. Excluded from the scope of work is the creation of coins or tokens, NFT’s, and plugins for online stores.

The Interface Development Agreement is separate from a Strategic Alliance Agreement entered into between ACI and us on February 10, 2022.

You have asked us how we considered Item 601(b)(10)(ii)(B) of Regulation S-K in determining whether to file the Interface Development Agreement as an exhibit to the Form 10-K. That Item states:

If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: . . . .

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent . . . .

We did not file the Interface Development Agreement as an exhibit to the 10-K because it is an agreement for the development of software for a fee, which we believe was made in the ordinary course of business. Furthermore, we do not believe that our business is substantially dependent on developing the loyalty program for ACI, and in particular the services subject to the Interface Development Agreement.

4. The requested disclosure is as follows:

We currently have no plans to issue tradeable tokens and it is unlikely we would do so in the future. However, if we do determine to issue tokens in the future, our internal procedures and policies that we will use to determine whether any tokens we issue and any staking programs we offer are securities under Section 2(a)(1) of the Securities Act of 1933 will include a detailed review by outside, independent securities counsel. Any such determinations would be risk-based judgments made by us and not a legal standard or determination binding any regulatory body or court.

5. & 6. Our revised disclosure is as follows:

Cryptocurrencies and other digital assets are currently subject to many different, and potentially overlapping, regulatory regimes, and may in the future be subject to different regulatory regimes than those that are currently in effect. There can be no assurance that we will be able to comply with all of the regulatory regimes that currently apply or may be applied in the future to cryptocurrencies and digital assets.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws, and it is possible the SEC may take this position with respect to other assets that may be bought, sold, converted, spent and sent on our platform. The legal test for determining whether any given asset is a security is a highly complex, fact-driven analysis ~~that evolves over time, and the outcome is difficult to predict. The SEC generally has not provided advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution~~. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. ~~To date, public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin or ether are securities in their current form; however, these are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed such a view. Moreover, s~~Such statements do not represent SEC rules or official policy statements by the SEC; they reflect only the speakers’ views and are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency or other asset. ~~With respect to all other cryptocurrencies, there is currently no certainty under the existing securities laws to determine that such assets are not securities; though t~~The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019~~,~~. While this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. With that said, the current SEC Chairman, Gary Gensler, has repeatedly indicated in remarks to various forums, including the U.S. Congress, that some cryptocurrencies and related products and services may qualify as securities and accordingly be subject to SEC oversight and regulation. Chairman Gensler further referred to the cryptocurrency industry as the “Wild West” and called for more consistent and clear regulation of this sector. The SEC, as well as other regulators, seem increasingly fixated on the regulation of cryptocurrencies, which may impact our business. There also remains significant unclarity over whether individual cryptocurrencies or cryptocurrencies backed by local currencies (stablecoins) will be deemed as “securities.”

We currently operate both in the United States and internationally and will be required to comply with the securities (and other) laws of those jurisdictions as we do so. Foreign jurisdictions have varying approaches to classifying cryptocurrencies as “securities,” and certain cryptocurrencies and other assets may be deemed to be a “security” under the laws of some jurisdictions, but not others. Various non-U.S. jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of cryptocurrencies and other assets as “securities.”

The classification of an asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing of such assets. For example, an asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are classified as securities in the United States may be subject to registration with the SEC and states in which they offer and sell securities as a “broker” or “dealer” and subject to the corresponding rules and regulations of the SEC, relevant states and self-regulatory organizations, including the Financial Industry Regulatory Authority, Inc. (“FINRA”).

We could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a supported cryptocurrency converted, spent or sent through our platform is a “security” under applicable laws. Because our platform is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or alternative trading system (“ATS”) (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of cryptocurrencies on our platform, we currently only permit transactions in digital assets that we have determined are not securities or that occur between non-U.S. persons and that are effected through our subsidiary RocketFuel A/S, which is licensed as a virtual asset services provider (“VASP”) by the Danish Financial Supervisory Authority. We will only allow transactions in those cryptocurrencies for which we determine there are reasonably strong arguments to conclude that the cryptocurrency is not a security. Our process will reflect a comprehensive and thoughtful analysis and will be reasonably designed to facilitate consistent application of available legal guidance to facilitate informed risk-based business judgment.

However, the application of securities laws to the specific facts and circumstances of cryptocurrencies may be complex and subject to change, and a listing determination does not guarantee any conclusion under the United States federal securities laws. For example, in December 2020 the SEC filed a lawsuit against Ripple Labs, Inc. and two of its executives, alleging that they have engaged in an unregistered, ongoing securities offering through the sale of XRP, Ripple’s digital asset, which had been in the public domain since 2012. We expect our risk assessment policies and procedures to continuously evolve to take into account developments in case law, facts and developments in technology, regulatory clarity and changes in market acceptance and adoption of these digital assets.

There can be no assurances that we will properly characterize any given cryptocurrency, or other digital asset, as a security or non-security for purposes of determining if that cryptocurrency or digital asset is allowed to be offered through our platform, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, foreign regulatory authority, or a court were to determine that bitcoin or any other cryptocurrency or other digital asset to be used on our platform in the future is a security, we would not be able to offer such cryptocurrency or other digital asset for making purchases until we are able to do so in a compliant manner, such as through an alternative trading system approved to trade cryptocurrencies or other digital assets that constitute securities, and such determination may have adverse consequences for such supported cryptocurrency or other digital asset. A determination by the SEC, a foreign regulatory authority, or a court that an asset that we support for trading on our platform constitutes a security may also result in a determination that we should remove such asset from our platform, as well as other assets that have similar characteristics to such asset deemed to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines and disgorgement, criminal liability and reputational harm. Customers that traded such supported assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. Furthermore, if we remove any assets from our platform, our decision may be unpopular with users and may reduce our ability to attract and retain customers.

7. To be provided by supplemental response.

8.

(a) We only recognize the fees we charge to our merchant customers for each transaction as revenues (net basis) and do not recognize the entire amount of the transaction fee paid to the customer (gross basis) as revenues. To clarify, if a shopper purchases a sweater from our merchant customer for $100.00 and our fee is 3% then we only recognize $3.00 as revenue.

(b) Connection and implementation fees are only charged to some customers, and the amounts vary depending on several factors, including the amount of development work needed to complete the implementation. Where applicable, they are payable at the commencement of the contract in cash. There is no financing component.

(c) We allocate any connection and implementation fees prorated by month over the term of the contract. The term relates to the period that the merchant customer may access payment processing on our platform and for which fees are payable.

(d) For software development we determine the time when our performance obligation is complete as the date of delivery of each contracted deliverable. We allocate software development fees in contracts with multiple deliverables based on the resources devoted to each (primarily based on hours worked on each deliverable by our employees and any outside service providers).

(e) You have asked: “For revenues from ongoing daily transactional fees derived as a negotiated percentage of the transactional revenues paid by your merchant customers, you disclose that revenue is recognized when each transaction occurs. Tell us the significant judgments you make in evaluating when your customers obtain control of promised goods or services for purposes of the timing of revenue recognition.” Our contract is with the merchant customer, not the shopper. We recognize revenue when we have converted the shopper’s crypto payment to fiat currency and then settled the fiat to the merchant (less a deduction for our fee). This is done on a daily basis for most merchants, although for some merchants we settle weekly. You refer to the time “when your customers obtain control of promised goods or services.” Again, our customer is the merchant, not the shopper. We have no contractual relationship with the shopper, and the fulfillment of the purchased goods and services is a matter between the merchant and the shopper, the same as if the shopper paid by a bank transfer.

(f) You have asked about the allocation of the total transaction price, including how we estimate standalone selling prices of promised goods or services and allocate discounts and variable consideration (if applicable). This does not reflect how our software works. On the merchant’s checkout page, “Pay by Crypto” appears as a payment option alongside credit cards, Google Pay, PayPal and other payment rails. When the shopper chooses to pay by crypto, our software is activated in an I-frame (pop-up window). We populate the final purchase price from the merchant’s check-out page; we are not involved in the calculation of discounts, credits and other variable consideration.

You have asked how we determine the allocation of consideration between software development, connection, implementation, and transactions. Software development contracts are separate stand-alone contracts, and we recognize revenue thereunder as discussed above and in our previous responses. Connection and implementation fees, if any, are charged as a separate upfront fee at the implementation of the contract. Transaction fees are charged and deducted against each individual transaction at the time of settlement.

9. To be provided by supplemental response.

10 We confirm that the shares issued to Mr. Page were originally issued in connection with the reverse acquisition of RocketFuel Blockchain Company (“RBC”) by B4MC Gold Mines, Inc., which was our name prior to its change to RocketFuel Blockchain, Inc. in September 2018. Mr. Page initially received 300 shares of RBC common stock, out of a total of 900 shares issued, in exchange for the assignment to RBC of certain patent and trademark applications. Mr. Page then received his pro-rata share of the 17,001,312 shares we issued in connection with the reverse acquisition.

11. We will revise future filings to disclose our revenue recognition policy for the gains from the spread between exchange rates on crypto e-commerce transactions.

12. We will provide the requested disclosure by supplemental response and will revise future filings accordingly.

13. To be provided by supplemental response.

14. To be provided by supplemental response.

15. We will make the requested changes in future filings.

Please let me know if you have any additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer

Attachment: ACI Interface Development Agreement

DocuSign Envelope ID: 9FD290D6-BBD3-4F3D-B910-0FE3B5197B87

INTERFACE DEVELOPMENT AGREEMENT

This Agreement ("**Agreement**") is made and entered into effective as of the last date of signature below (the "**Effective Date**") by and between **ACI WORLDWIDE CORP.**, a Nebraska corporation having offices at 6060 Coventry Drive, Elkhorn, Nebraska USA 68022 (herein "ACI") and **ROCKETFUEL** having its offices at 201 Spear Street, Suite 1100, San Francisco, CA 94105 (herein " **Partner**"). ACI and the Partner shall individually be referred to as a "**Party**" and jointly as the "**Parties**".

A. RECITALS:

I. WHEREAS, both Parties market and provide software solutions and services to retail and banking clients ("**Clients**") globally.

II. WHEREAS, ACI and the Partner have been in discussions for Partner to develop for ACI an interface according to the specifications set forth in this Agreement.

NOW THEREFORE, in exchange for the foregoing and the mutual promises herein contained in the following Agreement General Terms, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby expressly agree to be bound to and do hereby execute this Agreement with the undersigned authorized signatures of each of them, as of the Effective Date.

ACCEPTED & AGREED	**ACCEPTED & AGREED**
ACI WORLDWIDE CORP. ("ACI")	**ROCKETFUEL** (" Partner")
DocuSigned by:	DocuSigned by:
By: Bryan Peterson	By: Bennett J. Yankowitz
(Signature) 3CF7B0B1E52E4DE...	(Signature) A6D1B7646AD941F...
Bryan Peterson	Bennett J. Yankowitz
(Printed Name)	(Printed Name)
VP & Secretary	CFO
(Title)	(Title)
Date: 30-Sep-2022	Date: 30-Sep-2022

30 September 2022
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INTERFACE DEVELOPMENT AGREEMENT

1.0 INTERFACE DEVELOPMENT

1.1. Pre-paid Interface Development Program. ACI acknowledges and agrees that in exchange for payment sixty thousand dollars ($60,000) Partner will develop and deliver the Interface (or Deliverable) identified in and according to the development specs set forth in the attached Statement of Work ("SOW") (**Exhibit A**). The Parties hereby expressly stipulate and agree that the Interface is a derivative work of ACI Software and at all times shall remain the exclusive property of ACI. "ACI Software" shall include, but not be limited to, software owned or licensed by ACI. Notwithstanding the foregoing, as stated in the SOW, Partner shall have exclusive ownership of the loyalty program and all related intellectual property.

1.2. Payment Terms. The $60,000 will be due and payable within 30 days of receipt of invoice. Failure to pay shall result in a material breach under Section 7.2 of this Agreement.

1.3. Restrictions. Partner acknowledges and agrees that the Interface is ACI's intellectual property and can only be licensed or sold by ACI. Partner may not license the Interface without the express written consent of ACI. ACI reserves the right to charge Partner and client of Partner for any licenses to the Interface.

1.4. No Commitments for Other Party. Unless specifically agreed otherwise and set forth in this Agreement, nothing contained herein shall be construed to permit either Party to act as a distributor or reseller for the other Party's products or services or as an agent for the other Party in any capacity. The Parties agree that unless specifically agreed in an executed Agreement, neither Party will have the right to quote prices, take orders or make any sales, warranty, contract or other commitments on behalf of the other Party with respect to the other Party's products or services or otherwise. The Parties are independent contractors, pursuant to Section 8 below.

2.0 WORKING WITH CLIENTS

2.1. The Parties will work together to pursue Joint Opportunities in relation to the provision of each Party's products and services and will assist each other in securing their respective contracts from the Clients.

3.0 OBLIGATION OF THE PARTIES

3.1. Liaisons. Each Party shall designate a liaison contact who shall be responsible for coordinating any cooperative efforts between the Parties which are contemplated by this Agreement (including receipt and protection of Confidential Information) and also to serve as the recipient of all inquiries from the Client regarding each Party's respective products and services. Either Party may change its liaison contact at any time upon prior written notice.

3.2. Responsibility. Except as otherwise agreed in writing, each Party is responsible for only its own products and services and will make this known to any clients and will have sole and complete control over the charges, terms and conditions for its products and services.

3.3. Conduct. Each Party will conduct all business activities in a manner that does not disparage the reputation, products and services of the other Party.

3.4. Updates. Each Party will use reasonable efforts to keep the other Party informed in a timely manner regarding any changes to such Party's products or services.

4.0 EXPENSES

With the exception of the payment listed in Section 1.1 above, each Party will bear the costs, expenses, risks and liabilities incurred by it arising out of its performance or obligations under this Agreement including the expenses incurred by it in pursuing any Opportunity. Neither Party shall have any right to any reimbursement, payment or compensation of any kind from the other, unless agreed otherwise by the Parties in writing.

5.0 INTELLECTUAL PROPERTY RIGHTS & PROTECTIONS

5.1. Mutual Obligations. The Parties undertake to, inter alia: (i) respect each other's intellectual property; (ii) not to use each other's intellectual property without the prior express written consent of the other; (iii) ensure the confidentiality of such intellectual property; (iv) immediately cease use of the other Party's intellectual property upon termination of this Agreement; (v) be fully liable for any infringement by its employees or contractors of the other Party's intellectual property rights, to all such damages, penalties, actions as available to the other Party under the law.

5.2. Non-interference. Partner agrees that it will not, at any time during or after the Term (i) do anything that may adversely affect the validity or enforceability of any intellectual property right belonging to or licensed to ACI (including any act, or assistance to any act, that may infringe or lead to the infringement of any intellectual property right in any ACI Software or the Interface); or (ii) exercise, or attempt to exercise, any intellectual property right in any ACI Software or the Interface, except as expressly set forth herein or in an executed SOW or amendment to this Agreement.

5.3. Ownership. All intellectual property rights belonging to a Party shall remain with such Party. Neither this Agreement nor the actions of the Parties hereunder shall convey from a Party to the other Party any intellectual property rights owned by such Party nor shall they be deemed or construed to grant the other either by implication or by way of estoppel or course of dealing, any right or license under any intellectual property rights, including without limitation, patents and copyrights, whether or not registered, unless and only as and to the extent expressly agreed by the Parties elsewhere in this Agreement or in an executed SOW or amendment to this Agreement. Except as otherwise expressly agreed by the Parties in writing and as set forth in Sections 1.1 and 1.3 above, any and all works developed in the course of performing obligations pursuant to this Agreement and all new inventions, innovations or ideas developed by a Party pursuant to this Agreement, and which does not incorporate any portion of the other Party's intellectual property, will belong to that Party who develops the same. As part of the collaboration under this Agreement, if any intellectual property is generated jointly in the course of performance of activities pursuant to this Agreement, then such joint development will be governed by a separate agreement to be negotiated in good faith and executed by the Parties prior to the commencement of any joint development efforts. Each Party expressly acknowledges that the Interface is an ACI Software owned exclusively by ACI.

6.0 CONFIDENTIALITY

6.1. **Confidential Information.** Partner agrees that all information and material provided by ACI, or that may be obtained by Partner as a result of this Agreement, including without limitation information owned or provided by ACI's customers or vendors, is confidential and proprietary to ACI and shall be treated as such by Partner ("Confidential Information"). Additionally, Partner acknowledges that ACI's Confidential Information includes all ACI Software (including the Interface), Custom Software Modification ("CSM") (whether created by ACI or Partner hereunder) and related

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documentation, specifications and technical data. Partner agrees to protect the Confidential Information according to the terms set forth in this Section 6.0.

6.2. **Exclusions.** Confidential Information shall not include any information which: (i) is in the public domain through no act or omission by Partner, (ii) is independently developed by Partner without reference to any Confidential Information, or (iii) is disclosed to Partner by a third party free of any obligation owed to ACI to keep such information confidential.

6.3. **Disclosure.** Subject to Section 6.3.1 below, Partner shall not disclose Confidential Information without the prior written consent of ACI, except that Partner may disclose Confidential Information to those of its employees having a need to know the Confidential Information in order to perform the Services hereunder. Partner shall advise such employees of the restrictions set forth in this Section 6.0 and shall be responsible for any breach of these restrictions by its employees.

6.3.1. **Notice of Limited Right to Disclose.** Partner acknowledges that nothing in this Agreement prohibits Partner from exercising its rights under the Defend Trade Secrets Act of 2016 to disclose ACI trade secrets under the following circumstances without incurring criminal or civil liability under any United States federal or state trade secrets law: (a) Partner may disclose ACI trade secrets (i) in confidence to a federal, state or local government entity, or to an attorney, solely for the purpose of reporting a suspected violation of law or in an investigation of a suspected violation of law; or (ii) in a legal proceeding under seal. (b) Partner may disclose ACI trade secrets in a complaint or other document filed in any lawsuit Partner may file for retaliation by ACI for Partner's reporting a suspected violation of law to a government entity as long as (i) the filing is made under seal; and (ii) Partner does not otherwise disclose any trade secret except pursuant to court order.

6.4. **Security Measures.** Partner shall protect Confidential Information using all reasonable and necessary security measures, devices and procedures to maintain the confidentiality, security and integrity thereof, including measures to protect against any unauthorized use, access, destruction, loss or alteration of such Confidential Information. Additionally, in performing Services, Partner shall not disclose to ACI any information which Partner is obligated to keep in confidence pursuant to the terms of any written agreement with, or pursuant to any other legal obligation owed to, any third party.

6.5. **Unauthorized Disclosure.** If, by reason of any acts or omissions of Partner or its employees, an unauthorized third party obtains Confidential Information, then Partner shall take such action as may be necessary to preclude or prevent such unauthorized third party from using or disseminating such Confidential Information.

6.6. **Return of Information.** Upon termination of this Agreement, or upon request by ACI, Partner shall return to ACI all Confidential Information and destroy all notes, memoranda, specifications, designs, writings, software, devices, documents and any other material containing or disclosing any Confidential Information. All obligations of confidentiality on the part of Partner under this Section 6.0 shall survive termination of this Agreement.

7.0 TERM AND TERMINATION

7.1. This Agreement shall commence on the Effective Date and continue until terminated by either party (the "Term").

7.2. Either Party may terminate this Agreement immediately after providing written notice in the event of a breach by the other Party and failure to remedy the breach for a period of thirty (30) days after the receipt of written notice from the non-breaching Party requesting remedy.

7.3. Upon termination of this Agreement, any contracts entered into between the Parties or with Client(s) shall survive in accordance with the terms of those contract(s).

7.4. On termination of this Agreement for whatever reason, Partner's rights hereunder shall cease immediately and each Party will return all Confidential Information belonging to the other Party and hereby undertake not to use the said Confidential Information of the other Party in any manner whatsoever.

8.0 RELATIONSHIP

Each Party is and shall be deemed to be at all times acting as an independent contractor of the other Party, and is not and shall not be deemed an agent, legal representative, joint venture, or partner of the other Party. This Agreement shall not create nor be deemed to create any other relationship between ACI and Partner or any of Partner's employees, agents or subcontractors. Under no circumstances shall Partner or any Partner personnel assigned by Partner to perform services hereunder be deemed to be an employee of ACI nor shall ACI be deemed to be an employer of Partner or Partner's personnel. Partner, and not ACI, shall be responsible to pay, and be liable for all claims in relation to, all compensation and benefits, including without limitation, wages, local, state, and federal employment related taxes, unemployment and workers compensation insurance with respect to Partner and all Partner Personnel.

9.0 WARRANTIES & LIABILITY

9.1. **Performance.** Partner Services shall mean those professional services provided by Partner as part of this Agreement and the attached SOW. Partner represents and covenants with respect to all Partner employees and authorized subcontractors or agents who perform the Partner Services according to the terms of this Agreement or act on Partner's behalf (collectively, "Partner Personnel") assigned to perform the Services, that: (i) Partner Personnel shall diligently and timely perform all Partner Services in a professional and workmanlike manner; (ii) Partner Personnel shall be qualified by appropriate technical and professional skill, education, certification (as appropriate), and experience to perform the assigned tasks and duties in a professional and workmanlike manner, consistent with best practices in the industry for performance of such Partner Services; and (iii) all information provided by Partner to Partner regarding Partner Personnel will be truthful and accurate.

9.2. **Quality.** Additionally, Partner expressly warrants and covenants to Partner that, as delivered by Partner and for a period of ninety (90) days following delivery of the Interface provided pursuant to this Agreement: (i) will be free from defects in design, materials and workmanship; (ii) the deliverables will conform to the specifications, and documentation agreed upon by the Parties in the Agreement. This warranty shall not apply in the event that failure of the deliverable to conform to the above warranty results from defects in technical specifications delivered to ACI by Partner for purposes of development of the Interface or deliverable

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9.3. **Breach of Warranty.** If there is a breach of warranty by Partner with respect to the Interface or Partner Services, ACI shall have the following cumulative (not exclusive) remedies, in addition to any other rights or remedies available hereunder, at law or in equity: (i) Partner will promptly replace nonconforming Partner Services at Partner's sole cost. If Partner fails to promptly replace nonconforming Partner Services, ACI may, in addition to exercising any other available remedies, procure the replacement of nonconforming Partner Services at Partner's sole cost; and (ii) ACI may reject any deliverables from Partner, at Partner's expense and ACI's option, for correction, replacement or credit, provided such rejection falls within the six (6) month warranty period described in Section 9.2 above.

9.4. **Export Controls.** Partner acknowledges that ACI's and its Affiliates' software products and all related technical data, information, documents and/or materials, or any direct product thereof, including without limitation any CSM or other deliverable resultant from the Partner Services hereunder (collectively "Software or Technical Data"), are subject to export control under the U.S. Export Administration Regulations, and Partner agrees that Partner and Partner's employees shall not export, re-export, divert or transfer Software or Technical Data, directly or indirectly, from the United States or disclose such Software or Technical Data to any person who is not a United States resident or national without the prior written approval of ACI, and without first obtaining any applicable and required license from the U.S. Government and any local government of destination, as applicable. Partner shall not use, distribute, transfer or transmit technical data provided by ACI under this Agreement except in compliance with such U.S. export laws. Partner hereby expressly agrees, warrants, represents and covenants that it shall cooperate with and assist ACI to obtain from all applicable government and regulatory authorities any applicable and required license for the exportation of any CSM or other deliverable developed or delivered through the Partner Services.

9.5. **NEITHER PARTY WILL BE LIABLE TO THE OTHER FOR SPECIAL, CONSEQUENTIAL, INDIRECT OR PUNITIVE DAMAGES FOR ANY CAUSE OF ACTION, WHETHER IN CONTRACT, TORT OR OTHERWISE.**

9.6. **EXCEPT FOR A PARTY'S LIABILITY ARISING UNDER BREACH OF CONFIDENTIALITY (SECTION 6), OR A BREACH OF INDEMNIFICATION (SECTION 15), THE TOTAL LIABILITY OF EACH PARTY AND ITS AGENTS TO THE OTHER PARTY FOR ANY CLAIMS, LOSSES, COSTS, FINES, SETTLEMENTS, PENALTIES OR DAMAGES, INCLUDING COURT COSTS AND REASONABLE ATTORNEY'S FEES ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING ALL SCHEDULES) SHALL NOT EXCEED ONE-HUNDRED THOUSAND DOLLARS ($100,000).**

9.7. **TO THE EXTENT CERTAIN JURISDICTIONS GOVERNING THIS AGREEMENT LIMIT THE EXCLUSION OF DAMAGES OR LIMITATION OF LIABILITY HEREUNDER OR OTHERWISE RENDER ANY PART OF THE EXCLUSIONS OF DAMAGES OR LIMITATIONS OF LIABILITY UNENFORCEABLE, THE EXCLUSIONS AND LIMITATIONS SET FORTH IN SECTIONS 9.1 AND 9.2 ABOVE SHALL BE MODIFIED TO EFFECT THE INTENT OF SUCH PROVISIONS TO THE MAXIMUM EXTENT PERMITTED BY LAW, EVEN IF ANY REMEDY FAILS OF ITS ESSENTIAL PURPOSE. THE PARTIES EXPRESSLY AGREE THAT AS USED IN THIS SECTION 9.0 CONSEQUENTIAL DAMAGES INCLUDE, BUT ARE NOT LIMITED TO, LOST PROFITS, LOST REVENUES AND LOST BUSINESS OPPORTUNITIES, WHETHER THE OTHER PARTY WAS OR SHOULD HAVE BEEN AWARE OF THE POSSIBILITY OF THESE DAMAGES.**

10.0 PUBLICITY

Any news release, public announcement, advertisement, or publicity released by either Party concerning this Agreement shall be subject to the prior written approval of the other Party, whether during or after the termination or expiration of this Agreement. Full consideration and representation as to the roles and contributions of the Parties shall be given in any publicity information.

11.0 COMPLIANCE & ANTI-CORRUPTION

Partner hereby expressly acknowledges and agrees that Partner is subject to the laws and regulations of the states and countries in which it operates. Additionally, with respect to any CSMs or services delivered or performed by Partner hereunder, Partner is subject to all laws and regulations of any state or country applicable to the delivery or performance of any such CSMs or services.

a. Each Party hereby expressly agrees that in all matters related to this Agreement and the Parties' relationship, each Party shall, and shall cause its officers, directors, employees, subcontractors, representatives, agents and Affiliates to, comply with the ACI Global Anti-Corruption Policy (the "Anti-Corruption Policy") and all laws and regulations applicable to such Party, including without limitation, as applicable, (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (ii) the UK Bribery Act of 2010, and (iii) the anti-corruption laws of other countries with respect to this Agreement (such laws as described in subclauses (i) and (ii) above, collectively, the "Anti-Corruption Laws"). In furtherance of the foregoing, the Parties expressly acknowledge and agree that under no circumstances shall either Party, or any person employed or engaged by such Party, either directly or indirectly through any intermediary:

(i) give, pay, offer, accept, promise to pay or authorize the giving or payment of any bribe, kickback, illicit payment or anything of value (including money, gifts, entertainment, favors, services, loans, loan guarantees, job offers, use of property or equipment, transportation, or the payment of expenses or debts, no matter how insignificant) to any person (including without limitation to any foreign official) in violation of any Anti-Corruption Laws; or

(ii) enter into any transaction that is intended or designed to circumvent any Anti-Corruption Laws; or

(iii) make or offer to make any political contributions or donations in contravention of any Anti-Corruption Law.

b. A Party shall immediately notify the other Party if such Party becomes aware that it is under investigation, or is reasonably likely to come under investigation, by any enforcement or regulatory agency, government body, or securities exchange related to any activities under this Agreement, or any investigation related to the Anti-Corruption Laws regardless of whether the conduct relates to this Agreement.

c. Each Party shall implement and shall maintain throughout the term of this Agreement and the Parties' relationship, policies and programs designed to fulfill its obligations under the Anti-Corruption Laws.

d. Each Party shall provide the other Party, or a mutually agreed upon independent audit firm, reasonable access to such Party's books and records, so that the other Party, or such independent audit firm, is able to audit such Party's books and

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records at such other Party's expense on a periodic basis during this Agreement, but no more frequently than annually.

e. Partner hereby authorizes ACI to communicate or otherwise interact with any financial institutions or other entities with accounts into which ACI has deposited, or will deposit, payments to Partner under this Agreement to enable ACI to verify ownership of the accounts and whether such account is in good standing.

12.0 NON-SOLICITATION

During the term of this Agreement and for a period of two (2) years from the termination or expiration of this Agreement, each Party hereby expressly agrees that it shall not directly solicit for employment (or engage as an independent contractor) any employee or former employee (who left employment less than three (3) months prior to solicitation) of the other Party involved in the performance of any Service described under this Agreement. The foregoing will not prohibit either Party from, nor penalize such Party for, employing any individual who applies for a position in response to any public posting or other general employment advertisement absent any solicitation targeted at such individual. In the event either Party directly solicits and then employs an employee of the other Party in contravention of this paragraph, such breaching Party shall pay the other Party as liquidated damages (and not as a penalty) for such breach an amount equal to two times the individual's current annual salary for the twelve (12) months immediately preceding such breach.

13.0 ASSIGNMENT

ACI may assign its rights or delegate its obligations under this Agreement in whole or in part to any ACI Affiliate (present or future, including those Affiliates formed or acquired through merger or acquisition) without Supplier's consent. Otherwise, this Agreement, the Schedule(s), and the rights and obligations thereunder are not assignable by either Party without the prior written consent of the other Party. If one Party assigns this Agreement without the consent of the other Party, such other Party shall have the right immediately to terminate this Agreement.

14.0 DISPUTE RESOLUTION

14.1. Option to Negotiate Disputes. The parties may, but are not obligated to, resolve any issue, dispute, or controversy arising out of or relating to this Agreement by attempting to negotiate a mutually agreed resolution. All negotiations pursuant to this subsection are confidential and will be treated as compromise and settlement negotiations for purposes of evidentiary rules.

14.2. Governing Law. This Agreement and the rights and obligations of the Parties are governed by the laws of the state of Nebraska, without regard to any provisions of Nebraska law which would require the application of the substantive law of another jurisdiction. The Parties agree that the Uniform Computer Information Transaction Act and the United Nations Convention on Contracts for the International Sale of Goods do not apply to this Agreement.

14.3. Forum Selection. Except as necessary to enforce indemnity or defense obligations, the Parties must bring court proceedings in the state or federal courts in Omaha, Nebraska. Each Party agrees to personal jurisdiction in either court.

14.4. Survival. The provisions of this Section shall survive termination of this Agreement.

15.0 INDEMNIFICATION

With respect to the Interface provided by Partner as part this Agreement, Partner hereby expressly agrees and covenants that the Interface is the original work of Partner or Partner Personnel and not derivative of the work or property of any third party. ACI shall indemnify and hold Partner harmless from and against any liabilities, claims or demands (including costs, expenses and reasonable attorney fees arising therefrom) resulting or arising from misappropriation or infringement of any third party's intellectual property rights resulting from Partner acts or omissions or those of Partner Personnel.

16.0 NOTICES

All notices, requests, demands and other communications under this Agreement or in connection herewith shall be given to or made upon the respective Parties as follows:

In case of notices sent to ACI:

ACI Worldwide Corp.
6060 Coventry Drive
Elkhorn, NE 68022 USA
ATTN: Contract Administration

In case of notices sent to Partner:

RocketFuel Blockchain, Inc.
201 Spear St., Suite 1100
San Francisco, CA 94105
ATTN: Legal

Or to such other person or addresses as any of the Parties shall have notified to the other. All notices, requests, demands and other communications given or made in accordance with the provisions of this Agreement shall be in writing by letter, fax or telegram.

17.0 MISCELLANEOUS PROVISIONS

17.1. Separate Agreements. The fully-executed Statement of Work executed as part of this Agreement shall be deemed to incorporate by reference all of the terms and conditions of this Agreement and shall constitute a separate and binding contract between ACI and Partner. Unless amended in writing by the Parties as permitted herein, the terms and conditions of this Agreement, together with any Exhibits referenced herein, shall apply to and govern every Statement of Work, provided that, in the event of a direct conflict between this Agreement and any Statement of Work, the terms of the Statement of Work shall control with respect to the subject matter of that specific Statement of Work only.

17.2. Construction. The Parties each hereby expressly agree that the terms and conditions of this Agreement have been the subject of full, active and complete negotiations, and that the terms and conditions hereof shall not be construed in favor of or against either Party by reason of the extent to which either Party or its professional advisors participated in the preparation of this Agreement.

17.3. Entirety. This Agreement and SOW constitute the entire agreement between the Parties regarding this matter, and supersede all prior discussions or agreements related to the same. Any amendments shall only be effective upon signature by both Parties.

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17.4. Reservation of Rights. Failure by either Party to insist upon strict performance of any of the provisions contained in this Agreement shall in no way constitute a waiver of its rights as set forth in this Agreement, at law or in equity, or a waiver of any other provisions or subsequent default by the other Party in the performance of or compliance with any of the terms and conditions set forth in this Agreement. No forbearance, indulgence or relaxation or inaction by a Party at any time to require performance of any of the provisions of this Agreement shall in any way affect, diminish or prejudice the right of such Party to require performance of that provision. Any waiver or acquiescence by a Party of any breach of any of the provisions of this Agreement shall not be construed as a waiver or acquiescence of any right under or arising out of this Agreement or of the subsequent breach, or acquiescence to or recognition of rights other than as expressly stipulated in this Agreement.

17.5. Remedies. In the event of a material breach by either Party of the terms and conditions of this Agreement, the aggrieved Party shall be entitled, in addition to all other remedies available, to seek an action for relief at law or in equity, to provide for remedial damages or injunctive relief.

17.6. Governing Language. This Agreement shall be executed in its English language version. In the event this Agreement is also executed in a local-language version, the English-language version shall prevail.

17.7. Severability. If any provision of this Agreement is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by Applicable Law. Any invalid or unenforceable provision of this Agreement shall be replaced with a provision that is valid and enforceable and most nearly reflects the original intent of the unenforceable provision.

17.8. Counterparts. This Agreement will be executed in duplicate with each copy being deemed to be an original and shall become effective when the Parties have signed both the sets.

17.9. Survival. The following Sections shall survive termination: 1, 5, 6, 9, 11, 12, 13, 14, 15, 16, and 18 and any other provision which by its nature should survive termination. shall survive the termination of this Agreement.

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EXHIBIT A

STATEMENT OF WORK

Statement of work

By RocketFuel Blockchain Inc.

For ACI Worldwide

Sept. 23, 2022

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Introduction

RocketFuel Blockchain Inc. will create a white-labeled Loyalty platform for ACI Worldwide. An MVP using test data will be built and delivered by Money 2020, and the final version of the product is scheduled for January 2023. This is an Interface Development Agreement. It does not include any commercial terms related to the usage of the loyalty program.

Project Description

The scope of this project and this contract is the delivery of an MVP version of the loyalty program (Phase 1). The platform will be white-labeled and may be called the 'ACI Loyalty Program – powered by RocketFuel'. ACI merchants who participate in the loyalty platform will be able to post loyalty offers targeted toward the whole user base.

Deliverables for MVP

1. Loyalty Mobile application
    a. Available on both iOS and Android
    b. Apps will be white labeled and will use ACI branding
        i. It will have "Powered by RocketFuel" moniker.
    c. Will include basic login and signup functionality
    d. Users will be able to see their point balance
    e. Users will be able to see where or how they earned the points and how they spent the points (points history)
    f. Users will be able to redeem their points for discount offers
2. Merchant Dashboard to configure, post and track offers
    a. Basic signup and login functionality
    b. Merchants will be able to create discount-based offers
    c. Merchants will be able to configure offers using images, text, and links
    d. Dashboard will be white labeled and will use ACI branding
        i. It will have "Powered by RocketFuel" moniker.
3. APIs

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a. RocketFuel will provide APIs to ACI for feeding shopper purchase data to loyalty platform which will be used to generate loyalty points
b. RocketFuel will provide APIs to ACI for creating discounts or adding discounts on ACI platform

Out of Scope

1. Enabling Coins or tokens
   a. RocketFuel and ACI can work together to define how the coins will work
   b. It may add to the scope for both parties based on the final approach for coins
2. Enabling NFTs
   a. Same as #1
3. Plugins for stores
   a. ACI will be using the APIs to send the shopper data
   b. ACI will be using the APIs to create discounts

Schedule

The MVP with basic loyalty program functionalities will be delivered for testing by Money 2020, 2022. The final version based on the scope defined above, as well as ACI's, merchants', and partners' feedback on the MVP, is scheduled for January 2023.

Pricing

ACI is paying USD 60,000 to RocketFuel to deliver the MVP version of the loyalty platform as defined above. Any significant changes to the platform, interface, etc. may incur additional costs and will have to be discussed before adding to the scope. Payment is due September 30th, 2022.

Special Terms & Conditions

- IP of the loyalty program will be owned by RocketFuel.

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- The ACI version is a white-labeled version of Rocketfuel's own loyalty product for non-ACI merchants.
- RocketFuel and ACI can choose to allow cross promotions on each other's loyalty programs.

Mockups

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7:02
Welcome to RocketFuel
Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor
Email
samplemail@mail.com
Log in
7:02
you collected
1087 points
Hot Deals
Nike
10 % Off online purchase
2 offers left
100 POINTS
Douglas
Buy 1 get 2
2 offers left
300 POINTS
Nike
20 % Off online purchase
2 offers left
200 POINTS
Home
Offers
Profile

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7:02
Offers
1087
Nike
100 POINTS
10 % Off
online purchase
2 offers left
Douglas
300 POINTS
Buy 1 get 2
2 offers left
Douglas
8HJS79HDK
20 % Off
online purchase
Redeemed
Nike
400 POINTS
20 % Off
online purchase
2 offers left
Home
Offers
Profile
7:02
kaja.nowak@mail.com
you collected
1087 points
Point history
Bitcoin payment
Nike Shop, Warsaw PL
200 POINTS
09/14/2022
Money exchange
Rocketfuel App
400 POINTS
09/14/2022
Bitcoin payment
Nike Shop, Warsaw PL
200 POINTS
09/14/2022
Douglas store
25% discount
-400 POINTS
09/11/2022
Home
Offers
Profile

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7:02
100 POINTS
10 % Off
online purchase
Nike online shop
NIKE
Lorem ipsum dolor sit amet, consectetur
adipiscing elit, sed do eiusmod tempor
Available till 09/20/2022
2 offers left
Redeem offer
7:02
COUPON REDEEMED
8HJS79HDK
10 % Off
online purchase
Nike online shop
NIKE
Lorem ipsum dolor sit amet, consectetur
adipiscing elit, sed do eiusmod tempor
Offer valid till 09/20/2022

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Exhibit B

Security Addendum
(Partners)

1.0 All software or applications provided REMOTELY OR NOT to ACI or hosted on ACI's behalf (e.g. service providers) by the Partner must undergo the following security compliance testing which must be conducted by the Partner, at a minimum once in every annual period and as required below:

a) Static code scanning; the first of which must be within 6 months after execution of this Agreement;
b) Web- application scanning; quarterly or as otherwise directed by ACI; and whenever there are significant changes to web applications and APIs;
c) Dynamic code scanning; the first of which must be within 1 year after execution of this Amendment; and
d) Penetration test; the first of which must be within 1 year after execution of this Amendment; and
e) Third party component vulnerability management. Identify third party content and monitor for vulnerabilities in identified components. The management processes must be in place within 1 year after execution of this Agreement.

2.0 All scanning must be conducted using industry-standard tools, with configurations set to detect common coding vulnerabilities, (i.e. OWASP Top 10 (Open Web Application Security Project), SANS Common Weakness Enumeration (CWE) Top 25, CERT Secure Coding).

3.0 Critical/High Vulnerabilities detected must be remediated within 30 days of identification. Medium vulnerabilities must be remediated within 120 days of identification. Vulnerability criticality severity levels used are to be aligned with the National Vulnerability Database (NVD) Common Vulnerability Scoring System (CVSS) v2 (or greater) score. NOTE: Low Vulnerability remediation is to be performed at the partners discretion.

4.0 The Partner must provide a summary of testing and remediation in an attestation of compliance to ACI a minimum of once a year. The scanning and remediation referred to above apply to all and any software release provided to ACI, excluding patches and hot fixes. All testing and remediation must comply with the then-current version of the applicable standard and any updated or replacement version during the term of this Agreement.

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